FORM 61
Quarterly Report

Incorporated as part of:	X	Schedule A
Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	TERYL RESOURCES CORP.
ISSUER ADDRESS:	#185 – 10751 SHELLBRIDGE WAY RICHMOND, B.C. V6X 2W8
CONTACT PERSON:	JOHN ROBERTSON
CONTACT’S POSITION:	PRESIDENT
CONTACT TELEPHONE NUMBER:	(604) 278-5996
FOR QUARTER ENDED:	AUGUST 31, 1999
DATE OF REPORT:	OCTOBER 27, 1999

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN ROBERTSON	“John Robertson”	99/27/10
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

BRIAN CHERRY	“Brian Cherry”	99/27/10
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

SCHEDULE “A”
FORM 61

TERYL RESOURCES CORP.

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED
AUGUST 31, 1999

(Unaudited)

(Prepared by Management)

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEET
as at August 31, 1999
(Unaudited)
(Prepared by Management)

	1999	1998

ASSETS

Current

Cash	$37,552	$34,222

Accounts and accrued receivable	3,578	591

Advances to related companies	285,201	285,201

	326,331	318,631

Office equipment	8,017	9,227

Oil and gas interests	15,297	25,140

Investments	40,295	40,295

Mineral property interests	274,781	274,781

Deferred expenditures

Exploration and development	1,182,493	791,417

Incorporation	1,379	1,379

	$1,848,593	$1,460,870

LIABILITIES

Current

Accounts Payable	$40,728	$41,255

Accrued liabilities	39,536	20,450

Estimated liability for income and capital taxes	798	798

Debenture payable	150,000	156,807

Advances from related companies	320,886	157,130

	551,948	376,440

SHAREHOLDERS' EQUITY

Share capital	5,994,927	5,730,927

Subscriptions received	146,044	90,068

Deficit	(4,844,326)	(4,736,565)

	1,296,645	1,084,430

	$1,848,593	$1,460,870

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
for the three months ended August 31, 1999
(Unaudited)
(Prepared by Management)

	1999	1998
Revenue
Interest income	$2,122	$3,560
Expenses
Operating expenses	2,085	2,892
Amortization of wells	1,883	6,688
	3,968	9,580
Net operating loss	1,846	6,020
Expenses
Accounting and legal	6,980	11,074
Amortization	1,415	486
Bank charges and interest	180	369
Foreign exchange	(386)	(6,373)
Interest on debenture	3,704	3,704
Management fees	7,500	-----
Office, rent and telephone	4,872	257
Publicity, promotion and investor relations	356	1,025
Stock Exchange and filing fees	1,109	----
Transfer agent fees	735	555
Wages, secretarial and benefits	----	1,583
	26,465	12,680
Less: - Interest income	280	5
	26,185	12,675
Net loss for the period	28,031	18,695
Deficit, beginning of the period	4,816,295	4,717,870
Deficit, end of the period	$4,844,326	$4,736,565

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES
for the three months ended August 31, 1999
(Unaudited)
(Prepared by Management)

		1999	1998

West Ridge Claims

Geophysical survey	$	----	$7,327

Legal and registry		8,133	-----

		8,133	7,327

Gil Venture

Phase II exploration		11,939	----

		20,072	7,327

Exploration and development for the period		20,072	7,327

Exploration and development at beginning of period		1,162,421	784,090

Deficit, end of the period		$1,182,493	$791,417

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
for the three months ended August 31, 1999
(Unaudited)
(Prepared by Management)

	1999	1998

Operating Activities

Net loss for the period	$(28,031)	$(18,695)

Adjustment resulting from operations

Amortization of office equipment	1,415	486

Amortization of wells	1,883	6,688

Cash provided by (used for) non-cash working capital

Accounts and accrued receivable	96	3,475

Accounts and accrued payables	(4,433)	(18,552)

Cash from (used in) operations	(29,070)	(26,598)

Financing activities

Subscriptions received	----	62,181

Change in advances from (to) related companies	840	512

	840	62,693
Investing activities

Exploration and development expenditures	(20,072)	(7,327)

	(20,072)	(7,327)

Net (decrease) increase in cash during the period	(48,302)	28,768

Cash, beginning of the period	85,854	5,454

Cash, end of the period	$37,552	$34,222